EXHIBIT 99.1

Record year for Volvo Trucks

GOTEBORG, Sweden, Feb. 10, 2005 (PRIMEZONE) -- 2004 was the best year yet in Volvo Trucks' history. Deliveries increased by 29 percent to a record-beating 97,264 (75,312). There was considerable demand for heavy trucks on all the major markets in Europe, North and South America and Asia.

"I am delighted with last year's results, and we can see that the need for transport will continue to be strong in 2005. The forecasts for both Europe and North America indicate a positive trend over the coming year," says Staffan Jufors, President and CEO of Volvo Trucks.

As in the previous two years, the demand for heavy trucks continued to increase in Europe last year. The total market expanded by 12 percent to 256,000 vehicles (228,000). In Western Europe, the German, French and Spanish markets increased by 17, 5 and 8 percent respectively. Sales in Eastern Europe expanded by a massive 29 percent, and the need for transport is expected to carry on rising since trade between Eastern and Western Europe is continuing to grow apace. The economies of the new EU member states in Eastern Europe continued to grow. One positive example is the Polish truck market, which expanded by 58 percent.

The demand for heavy trucks in North America is very strong indeed. The total market increased by 42 percent to 255,000 vehicles (179,000), primarily owing to increased transportation and the haulage companies' need to renew their vehicle fleets. Sales of Volvo trucks (class 8) rose markedly during the year, totalling 26,035 (17,160) units, corresponding to a 52 percent increase.

The International Division recorded its best-ever year, characterised by strong expansion, with deliveries totalling 26,304 units (18,379), an increase of 43 percent. On the Iranian market, sales increased by no less than 83 percent to 9,979 vehicles (5,463). The Brazilian market for heavy trucks was strong and increased by 34 percent to 48,500 vehicles (36,100) in 2004. Volvo Trucks delivered 6,336 units (+34%).

Appendix: Deliveries per region

February 10, 2005

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=70982&fn=wkr0003.pdf

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=70982&fn=wkr0011.pdf

CONTACT:
For more information, please contact
Tommy Kohle, Volvo Truck Corporation
tel. +46 31-66 65 17
+46 706 -76 65 17